UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Schedule 14f-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 thereunder

PATIENT INFOSYSTEMS, INC.

(Exact Name of Registrant as Specified in it Its Charter)

Delaware	16-1476509
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

46 Prince Street

Rochester, New York 14607

(585) 242-7200

(Address and Telephone Number of Principal Executive Offices)

___________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

     This information statement is being mailed on or about February 6, 2006, by Patient Infosystems, Inc. (the “Company”), to the holders of record of shares of common stock, par value $0.01 per share, of the Company. You are receiving this information statement in connection with the appointment of three new members to the Company’s Board of Directors.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

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INTRODUCTION

On January 25, 2006, Patient Infosystems merged with and into CCS Consolidated, Inc. (“CCS Consolidated”), a care management company that provides interactive services to members with complex health care needs. CCS Consolidated does business under the name “CareGuide” and provides post-acute and continuous care management services. As a result of the merger transaction, CCS Consolidated became a wholly owned subsidiary of Patient Infosystems, and the former stockholders of CCS Consolidated became the owners of approximately 64% of the issued and outstanding shares of common stock of Patient Infosystems as of the closing of the merger transaction. The January 25, 2006 merger transaction is sometimes referred to herein as the “Merger.”

In connection with the Merger, all of the members of the board of directors of the Company, other than John Pappajohn and Derace L. Schaffer, resigned from the board of directors. In addition, the following individuals will be appointed to the board of directors: Marc L. Pacala, Albert S. Waxman and Daniel C. Lubin.

This information statement is being made to stockholders of the Company as of February 1, 2006 pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

As of the date of this information statement, there were 67,538,976 shares of common stock of the Company issued and outstanding. Each share of common stock entitles the holder thereof to one vote.

Change in Control

There has been a change in control of the Company as a result of the Merger, including as a result of a stockholders agreement and other agreements entered into at that time. As a result of the Merger, former stockholders of CCS Consolidated, including Essex Woodlands Health Ventures, Hickory Venture Capital Corporation, Radius Venture Partners and Psilos Group Partners and each of their respective affiliates, now own approximately 64% of the Company’s issued and outstanding shares. In addition, as described in the paragraph below, the former stockholders of CCS Consolidated were are parties to the stockholders agreement are entitled to nominate three of the members of the board of directors of the Company. These three nominees are Messrs. Waxman, Pacala and Lubin.

On January 25, 2006, Mr. John Pappajohn and Dr. Derace L. Schaffer, each of whom was a major stockholder of Patient Infosystems prior to the Merger, and Essex Woodlands Health Ventures, Hickory Venture Capital Corporation, Radius Venture Partners and Psilos Group Partners and their respective affiliates, each major stockholders of CCS Consolidated prior to the Merger, and Dr. Albert S. Waxman, as representative of the former CCS Consolidated stockholders, entered into the Patient Infosystems Stockholders Agreement. The parties to the Patient Infosystems Stockholders Agreement, along with the Company’s executive officers, collectively own approximately 65% of the Company’s issued and outstanding common stock as of February 1, 2006. The parties to the Patient Infosystems Stockholders Agreement have agreed to vote for three individuals (Messrs. Waxman, Pacala and Lubin.) designated by the former institutional stockholders of CCS Consolidated who were parties to the Patient

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Infosystems Stockholders Agreement, as well as Mr. Pappajohn or his designee and Dr. Schaffer or his designee.

In addition, the Patient Infosystems Stockholders Agreement contemplates that the Company’s board of directors will ultimately be expanded to seven members after the closing and that two directors will be added who meet independence standards set forth under federal securities laws. The two additional independent directors, whose identities have not yet been determined, must be approved by the unanimous consent of the other five members of the board of directors.

GOVERNANCE OF THE COMPANY

The Board of Directors of the Company has appointed an Audit Committee, a Compensation Committee and a Nominating Committee.

The Audit Committee periodically reviews the Company's auditing practices and procedures, makes recommendations to management or to the Board of Directors as to any changes to such practices and procedures deemed necessary from time to time to comply with applicable auditing rules, regulations and practices, reviews all Form 10-KSB Annual and 10-QSB interim reports and retains independent auditors for the Company. As of the closing of the Merger, there is currently no audit committee constituted. The functions of the audit committee as being performed by the full Board of Directors until such time as the audit committee is reconstituted.

The Board of Directors has adopted a written charter for the Audit Committee. The Audit Committee meets with the Company's independent auditors quarterly and reviews the scope of the audit performed by the Company's independent auditors. The Audit Committee and the Company's independent auditors review the Company's accounting principles and internal accounting controls.

The Compensation Committee periodically makes recommendations to the Board of Directors concerning the compensation and benefits payable to the Company's executive officers and other senior executives. The Compensation Committee also administers the Company's Employee Stock Option Plan. The Compensation Committee consists of Mr. Pappajohn and Dr. Schaffer.

The Nominating Committee of the Board consists of Dr. Schaffer and Mr. Pappajohn, with Dr. Schaffer as Chairman. The Board of Directors will carefully consider all director candidates recommended by the Company's stockholders, and the Board does not and will not evaluate such candidate recommendations any differently from the way it evaluates other candidates. In its evaluation of each proposed candidate, the Board considers many factors including, without limitation, the individual's experience, character, demonstrations of judgment and ability, and financial and other special expertise.

Any stockholder who wishes to recommend an individual as a nominee for election to the Board of Directors should submit such recommendation in writing to the Chief Executive Officer of the Company, together with information regarding the experience, education and general background of the individual. Such recommendation should be provided to the Company no later than the deadline for submission of stockholder proposals with respect to the annual meeting at which such candidate, if nominated by the Board, would be proposed for election.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company encourages stockholder communications with the Board of Directors. The Board of Directors does not believe a formal process for stockholders to send communications to the Board of Directors is necessary because all stockholder communications will be circulated to all members of the

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Board and the Board does not screen stockholder communications. All such communications should be directed to Chris E. Paterson, the Chief Executive Officer of the Company, who will circulate them to the other members of the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the shares of Patient Infosystems' Common Stock as of February 1, 2006, by

•	each person Patient Infosystems knows to be the beneficial owner of 5% or more of the outstanding shares of Common Stock;

•	the Chief Executive Officer and each of the executive officers identified in the section “Directors and Executive Officers” below;

•	each of the Named Executive Officers named in the section “Executive Compensation” below;

•	each director and each person designated to become a director of Patient Infosystems; and

•	all executive officers and directors (including individuals designated to become directors) of Patient Infosystems as a group.

Percentages are based on a total of 67,538,976 shares of Common Stock outstanding as of February 1, 2006. Unless otherwise indicated, the address of each listed stockholder is c/o Patient Infosystems, 46 Prince Street, Rochester, NY 14607.

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	Shares Beneficially	Percentage Beneficially
Beneficial Owner	Owned	Owned
Executive Officers and Directors
Marc L. Pacala(2) (14)+	14,293,788	21.24%
Albert S. Waxman(3)+	9,447,075	14.0%
John Pappajohn(4)(14)	8,419,957	12.5%
Daniel C. Lubin(5)(14)+	6,431,776	9.5%
Derace L. Schaffer(6)	1,169,947	1.7%
Chris E. Paterson(8)*	1,017,666	1.5%
Roger L. Chaufournier(7)**	325,000	(1)
Glen A. Spence(11)*	254,416	(1)
Christine St. Andre(9)**	175,000	(1)
M. Ileana Welte(12)*	127,208	(1)
Kent A. Tapper(10)**	103,008	(1)
Ann M. Boughtin*	-	(1)
Rex M. Dendinger II*	-	(1)

Five Percent Stockholders of Common Stock
Principal Life Insurance	3,745,350	5.5%
801 Grand Ave.
Des Moines, IA 50392

Entities affiliated with Essex Woodlands Health Ventures (2) (14)	14,293,788	21.2%
190 South LaSalle Street, Suite 2800
Chicago, IL 60603

Hickory Venture Capital Corporation (13) (14)	8,213,370	12.2%
301 Washington Street, NW, Suite 301
Huntsville, AL 35801

Radius Venture Partners I, L.P. (4) (14)	6,431,776	9.5%
400 Madison Avenue, 8th Floor
New York, NY 10017

Entities affiliated with Psilos Group Partners (5) (14)	5,778,138	8.6%
625 Avenue of the Americas, 4th Floor
New York, NY 10011

All directors (including designees) and executive officers as a group (13 persons)	41,764,841	60.0%

Total Shares Outstanding as of February 1, 2006	67,538,976

*Executive officer of the Company effective January 25, 2006.

**Named Executive Officer.

+Designated to become a director effective upon the Company’s compliance with Rule 14f-1 of the Exchange Act.

(1)	Less than 1%.

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(2)

Consists of 1,615,589 shares of common stock held of record by Essex Woodlands Health Ventures Fund V, L.P. and 12,678,199 shares of common stock held of record by CCS Consolidated Holdings, LLC. Mr. Pacala is a general partner of Essex Woodlands Health Ventures Fund V, L.P. and is a manager of CCS Consolidated Holdings, LLC and shares voting and dispositive power with respect to the shares held by each of these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest. Amount does not include shares of common stock issuable upon exercise of a warrant held by Essex Woodlands Health Ventures Fund V, L.P. which is not exercisable within 60 days of February 1, 2006.

(3)

Consists of 729,503 shares of common stock held of record by Psilos Group Partners II, L.P., 5,013,169 shares of common stock held of record by CCS Consolidated Holdings, LLC, 35,466 shares of common stock held of record by CCP/Psilos CCS, LLC and 3,668,937 shares of common stock currently held by an escrow agent for the benefit of certain former stockholders of CCS Consolidated, over which Dr. Waxman exercises voting power. Dr. Waxman is a managing member of, or managing member of the general partner of, Psilos Group Partners, L.P., Psilos Group Partners II, L.P. and CCP/Psilos CCS, LLC. Dr. Waxman is also a manager of CCS Consolidated Holdings, LLC. As a result, Dr. Waxman shares voting and dispositive power with respect to the shares held by these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest. Amount does not include shares of common stock issuable upon exercise of a warrant held by Psilos Group Partners II, L.P. which is not exercisable within 60 days of February 1, 2006.

(4)

Consists of 6,625,521 shares held of record by Mr. Pappajohn, 30,000 shares held of record by Halkis, Ltd., a sole proprietorship owned by Mr. Pappajohn, 30,000 shares held of record by Thebes, Ltd., a sole proprietorship owned by Mr. Pappajohn's spouse, 30,000 shares held directly by Mr. Pappajohn's spouse, 1,666,936 shares held by a voting trust and a fully vested and exercisable warrant to purchase 37,500 shares of Common Stock. Mr. Pappajohn disclaims beneficial ownership of the shares owned by Thebes, Ltd., by his spouse and by the voting trust. .

(5)

Consists of 244,647 shares of common stock held of record by Radius Venture Partners I, L.P. and 6,187,129 shares held of record by CCS Consolidated Holdings, LLC. Mr. Lubin is a general partner of Radius Venture Partners I, L.P., shares voting and dispositive power with respect to the shares held by Radius Venture Partners I, L.P. and disclaims beneficial ownership of the shares in which he has no pecuniary interest. Jordan Davis, another general partner of Radius Venture Partners I, L.P., is a manager of CCS Consolidated Holdings, LLC and shares voting and dispositive power with respect to the shares held by Radius Venture Partners I, L.P. and disclaims beneficial ownership of the shares in which he has no pecuniary interest. Amount does not include shares of common stock issuable upon exercise of a warrant held by Radius Venture Partners I, L.P. which is not exercisable within 60 days of February 1, 2006.

(6)

Consists of 1,120,447 shares held of record by Dr. Schaffer, 12,000 shares held of record by Dr. Schaffer's children and a fully vested and exercisable warrant to purchase 37,500 shares of Common Stock.

(7)	Consists of a fully vested and exercisable warrant to purchase 325,000 shares of Common Stock.

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(8)

Consists of 1,017,666 shares of common stock issuable pursuant to early exercise features of an option exercisable within 60 days. Of these shares, 763,250 shares underlying this option are not vested and would not be transferable by Dr. Paterson until vested. Accordingly, Dr. Paterson is not deemed to have investment power over such shares.

(9)	Consists of 25,000 shares held of record by Ms. St. Andre and a fully vested and exercisable warrant to purchase 150,000 shares of Common Stock.
(10)	Consists of 3,008 shares held of record by Mr. Tapper and a fully vested and exercisable warrant to purchase 100,000 shares of Common Stock.
(11)

Consists of 254,416 shares of common stock issuable pursuant to early exercise features of an option exercisable within 60 days. Of these shares, 190,812 shares underlying this option are not vested and would not be transferable by Mr. Spence until vested. Accordingly, Mr. Spence is not deemed to have investment power over such shares.

(12)

Consists of 127,208 shares of common stock issuable pursuant to early exercise features of an option exercisable within 60 days. Of these shares, 95,406 shares underlying this option are Ms. Welte is not deemed to have investment power over such shares.

(13)	Consists of 968,814 shares of common stock held of record by Hickory Venture Capital Corporation and 7,244,557 shares held of record by CCS Consolidated Holdings, LLC.
(14)

As described in greater detail in footnotes 2, 4, 5 and 13, certain of these entities are members of CCS Consolidated Holdings, LLC. CCS Consolidated Holdings owns of record an aggregate of 31,123,053 shares of common stock. The managers of CCS Consolidated Holdings, who share voting and investment power over the securities held of record by CCS Consolidated Holdings, are Albert Waxman, Mark Pacala, Jordan Davis and Thomas Noojin. Each of these individuals disclaims beneficial ownership of the shares in which he has no pecuniary interest.

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DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and positions of our current directors (including individuals designated to become directors) and executive officers are as follows:

Name	Age	Position
Chris E. Paterson	45	President and Chief Executive Officer
Glen A. Spence	51	Executive Vice President and Chief Financial Officer
M. Ileana Welte	49	Senior Vice President and Chief Marketing Officer
Ann M. Boughtin	53	Executive Vice President and Chief Operating Officer
Rex M. Dendinger II	53	Senior Vice President and Chief Information Officer
Roger Louis Chaufournier	48	President and Chief Executive Officer, Provider Improvement Subsidiary
Christine St. Andre	55	Chief Operating Officer, Provider Improvement Subsidiary
Kent A. Tapper	49	Vice President, Finance, Sarbanes-Oxley and SEC Compliance
Marc L. Pacala	50	Director*
Albert S. Waxman	65	Chairman and Director*
Daniel C. Lubin	46	Director*
Derace L. Schaffer, MD	57	Director
John Pappajohn	76	Vice Chairman and Director

*Designated to become a director.

There are no familial relationships among our directors and/or officers. Directors hold office until the next annual meeting of our stockholders or until their respective successors have been elected and qualified.

Executive Officers

Chris E. Paterson, Ph.D., 45. Dr. Paterson became the President and Chief Executive Officer of Patient Infosystems on January 25, 2006. Prior to that, Dr. Paterson was President and Chief Executive Officer of CCS Consolidated and a member of its board of directors since January 2005. He joined CCS Consolidated as Executive Vice President in July 2004. From 2002 to 2004, Dr. Paterson served as the President of the Central Region of UnitedHealth Group’s AmeriChoice Corporation, having served as CEO of AmeriChoice health plans in Pennsylvania from 1998 to 2002. From 1990 to 1998, he worked with Merit Behavioral Care Corporation, serving in such positions as Executive Vice President of the Eastern Division and President of Tennessee Behavioral Health. Dr. Paterson has served on the boards of such entities as the City of Philadelphia Department of Health and the American Heart Association Southeastern Pennsylvania Region. Dr. Paterson received his Ph.D. in psychology from Ohio State University, interned at the University of Florida and served on the faculty of the University of Miami early in his career.

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Glen A. Spence, 51. Mr. Spence became the Executive Vice President and Chief Financial Officer of Patient Infosystems on January 25, 2006. Prior to that, he had served as the Executive Vice President and Chief Financial Officer of CCS Consolidated since March 2003. From 2000 to 2003, Mr. Spence was a partner in the firm of Tatum Partners, which specializes in providing Chief Financial Officers to clients in a variety of industries. Mr. Spence was employed by John Alden Financial Corporation, a publicly-held life and health insurer, from 1981 to 1999 in a variety of finance positions, including serving as the Senior Vice President of Finance and Accounting. Mr. Spence has also functioned as a financial consultant, interim chief financial officer and an educator at CPA continuing education seminars. Mr. Spence started his career in public accounting working for Haskins & Sells, a predecessor of Deloitte and Touche, and later at KPMG. As a seasoned finance executive, Mr. Spence is versed in strategic and operational planning, rapid growth, initial public offerings, leveraged buyouts, mergers and acquisitions, regulatory affairs, underwriting, turnarounds, and SEC reporting. He holds a B.S. degree from Emporia State University, is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants, and holds a CPA license in the state of Florida.

M. Ileana Welte, 49. Ms. Welte became the Chief Marketing Officer and Senior Vice President of Patient Infosystems on January 25, 2006. Prior to that, she was CCS Consolidated’s Senior Vice President and Chief Clinical Officer. Ms. Welte joined CCS Consolidated as the executive director of CareGuide@Home in June 2001 after the acquisition of CareGuide, Inc. by CCS Consolidated.  She has extensive experience in the design of programs providing care management services to the elderly and chronically ill.  With a background in building sales, business development and technology operations, Ms. Welte has built a clinical organization focused on providing quality health care to the elderly and chronically ill through application of evidence based medicine and innovative technologies.  Prior to joining CareGuide@Home full-time, Ms. Welte served as a senior operations and clinical consultant for business development and sales strategies for CareGuide@Home from 2000 to 2001.  Before joining CCS Consolidated and CareGuide@Home, Ms. Welte served as vice president of business development for Interval Research, Electric Planet, a Paul Allen company from 1997 to 1999 and Vice President of Sales for Maxis, Inc. from 1992 to 1997.  Ms. Welte holds a B.S.N. degree and has post graduate education in Geriatric Care Management.

Ann M. Boughtin, 53. Ms. Boughtin became the Executive Vice President and Chief Operating Officer of Patient Infosystems on January 25, 2006. Prior to that, she had served as CCS Consolidated’s Senior Vice President and Chief Marketing Officer since August 2005. From September 2003 to August 2005, Ms. Boughtin served as general manager for the TennCare Partners Program, a $450 million service operated by Magellan Health Services for the Tennessee Medicaid program. Previously, she was vice president of business development for Comprehensive Neuroscience, Inc. where she worked from June 2001 to September 2003, She was vice president of marketing and business development from June 2000 through April 2001 for Centromine, a privately held technology company, providing an ASP enterprise solution for the behavioral health industry. She was vice president of managed care for Psychiatric Solutions, Inc., a company providing behavioral healthcare management services, from July 1998 until June 2000. Ms. Boughtin began her career as assistant executive director of a large, non-profit agency, and went on to spend 15 years in the New York State Office of Mental Health, where she worked as one of the 50 top executives. Ms. Boughtin holds a Master’s in Public Administration (MPA), and an MS and PS in Political Science, all from the State University of New York at Brockport.

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Rex M. Dendinger II, 53. Rex Dendinger II became Patient Infosystems’ Senior Vice President and Chief Information Officer on January 25, 2006. Prior to that, he had been CCS Consolidated’s Senior Vice President and Chief Information Officer since November 2005. Prior to joining CCS Consolidated, from September 2003 to November 2005, Mr. Dendinger served as interim chief executive officer and chief information officer at a number of firms, providing vital expertise to start-up organizations, executive leadership to a regional claims administration firm, and supported merger and acquisition transactions. From July 1998 to September 2003, Mr. Dendinger served as chief information officer of Magellan Health Services, where he was responsible for technology strategy and operations for a $100 million leader in the managed care industry. At Saint Vincent Health System in Pennsylvania from 1996 to 1998, Mr. Dendinger directed a corporate information technology initiative to re-engineer the entire corporate network, accommodating a newly designed infrastructure and software platform. Mr. Dendinger holds a B.S. degree in Computer Science from Lockyear College.

Roger Louis Chaufournier, 48. As of January 25, 2006, Mr. Chaufournier will serve as the President and Chief Executive Officer of the Company’s provider improvement subsidiary to be formed. Mr. Chaufournier had been the President and Chief Executive Officer of Patient Infosystems since April 1, 2000 and was a member of the Board of Directors from November 2004 to January 25, 2006. Prior to joining Patient Infosystems, Mr. Chaufournier was President of the STAR Advisory Group, a healthcare consulting firm he founded in 1998. From August 1996 to July 1999, Mr. Chaufournier was the Chief Operating Officer of the Managed Care Assistance Company, a company that developed and operated Medicaid health plans. Managed Care Assistance Company filed for protection under the federal bankruptcy laws in June 2000. From 1993 to 1996, Mr. Chaufournier was Assistant Dean for Strategic Planning for the Johns Hopkins University School of Medicine. In addition, Mr. Chaufournier spent twelve years in progressive leadership positions with the George Washington University Medical Center from 1981 to 1993.

Christine St. Andre, 55. As of January 25, 2006, Ms. St. Andre will serve as the Chief Operating Officer of the Company’s provider improvement subsidiary to be formed. Ms. St. Andre had been the Executive Vice President and Chief Operating Officer of Patient Infosystems since June 5, 2000. Ms. St. Andre has more than 20 years experience managing complex healthcare organizations. From 1994 to 2000, Ms. St. Andre was Chief Executive Officer for the University of Utah Hospitals and Clinics. Prior to 1994, Ms. St. Andre served as Chief Executive Officer of George Washington University Medical Center. Ms. St. Andre’s career in healthcare began in the area of information technology at the Thomas Jefferson University.

Kent Tapper, 49. As of January 25, 2006, Mr. Tapper became the Vice President, Finance, Sarbanes-Oxley and SEC Compliance of Patient Infosystems. Mr. Tapper had been the Vice President, Financial Planning of Patient Infosystems since April 1999. Mr. Tapper had also served as Chief Information Officer and Vice President, Systems Engineering and has been with Patient Infosystems since July 1995. Mr. Tapper was the acting Chief Financial Officer of Patient Infosystems from April 2000 to January 25, 2006. From 1992 to 1995, Mr. Tapper served as Product Manager, Audio Response and Call Center Platforms for Northern Telecom, Inc. From 1983 to 1992, Mr. Tapper held Product Manager, Systems Engineering Manager and various engineering management positions with Northern Telecom.

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Persons Designated to Become Directors

Mark L. Pacala, 50. Mr. Pacala has been designated to become a member of the board of directors of Patient Infosystems. He has been a director of CCS Consolidated since 2002. He has over 20 years of operational and general management experience in services, technology and healthcare companies. He has been a Managing Director of Essex Woodlands Health Ventures since January 2004 and was a Venture Partner of Essex Woodlands Health Ventures from April 2002 to December 2003. From October 2001 to January 2003, Mr. Pacala was self-employed as a venture capital consultant. He served as Chief Executive Officer of American WholeHealth, Inc., an integrative health network company that combines conventional medicine, alternative medicine, nutrition and wellness, from September 1996 to September 2001. Prior to American WholeHealth, he served as Chief Executive Officer of Forum Group, a public senior housing and healthcare company with revenues in excess of $200 million, which was later sold to Marriott Corporation. From 1989 to 1994, Mr. Pacala was a Senior Vice President and General Manager at The Walt Disney Company, and he served as Director of Corporate Planning and Vice President of Operations at Marriott Corporation from 1984 to 1989. He began his career as a banker in 1977 at Manufacturers Hanover Trust Co. and transitioned to strategic planning in healthcare at Booz, Allen and Hamilton. Mr. Pacala currently serves on the board of directors of Health Grades, Inc., a provider of proprietary healthcare provider ratings and advisory services. He received a B.A. degree from Hamilton College where he graduated magna cum laude and Phi Beta Kappa, and later received an MBA degree from Harvard Business School, where he graduated with distinction.

Albert S. Waxman, Ph.D., 65. Dr. Waxman has been designated to become a member of the board of directors of Patient Infosystems and also to serve as its Chairman. He has been a director of CCS Consolidated since 1998. He is a co-founder and senior managing member of Psilos Group Managers, LLC, a venture capital firm specializing in e-health and healthcare services investments since 1998. Prior to co-founding Psilos Group Managers, LLC, Dr. Waxman was, from 1993 to 1998, chairman and chief executive officer of Merit Behavioral Care Corporation, a healthcare company, and its predecessor companies, American Biodyne and Medco Behavioral Care, a subsidiary of Merck & Co., until its acquisition by Magellan Health Services in February 1998. Prior to American Biodyne, Dr. Waxman founded and served as President, Chairman and Chief Executive Officer of Diasonics, Inc. He holds several U.S. and foreign patents for display, imaging and diagnostic technologies and products. Dr. Waxman serves on the board of directors of Orthometrix, Inc. and is a director of several Psilos portfolio companies, including Comprehensive NeuroScience, HealthEdge, Health Hero Network and Active Health Management. He also serves on the Board of Directors of the New York City Investment Fund, a $100 million venture capital fund formed in 1996 by leading corporations and financial executives. Dr. Waxman received a B.S.E.E. degree from City College of New York and M.A. and Ph.D. degrees from Princeton University. He serves on the Advisor Council of Princeton University’s School of Engineering and Applied Sciences.

Daniel C. Lubin, 46. Mr. Lubin has been designated to become a member of the board of directors of Patient Infosystems. He has been a director of CCS Consolidated since January 2005. Mr. Lubin also served as a member of the board of directors of CCS Consolidated from 1998 to 2001. Mr. Lubin has been a managing member of Radius Ventures, LLC, a New York City venture capital firm, since 1997. From 1994 to 1997, Mr. Lubin was a director in the Investment Banking Division of Schroder Wertheim & Co., where he shared responsibility for managing the firm’s Health Care Group. In 1991, Mr. Lubin co-founded and was a managing director of KBL Healthcare Inc., a health and life sciences venture capital and investment banking organization, and served as president and chief operating officer of KBL Healthcare Acquisition Corp., a publicly-traded strategic acquisition fund. His prior affiliations include Manufacturers Hanover Trust, and the Center for Strategic and International Studies, where he served as Special Assistant to the Chairman. He was a founder of Cambridge Heart, Inc., a healthcare company engaged in the research, development and commercialization of products for the non-invasive

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diagnosis of cardiac disease. Mr. Lubin currently serves on the board of directors of BioLok International Inc., and EyeTel Imaging, Inc., each portfolio companies of Radius Ventures, LLC. He also serves on the Board of Trustees for The Haverford School. He earned a BS cum laude in Foreign Service from the Georgetown University School of Foreign Service and an MBA with honors from Harvard Business School.

Current Directors

Derace L. Schaffer, M.D., 57. Dr. Schaffer has been a director of Patient Infosystems since its inception in February 1995 and served as Chairman of the Board of Directors until November 2004. Dr. Schaffer is the founder and CEO of the Lan Group, a venture capital firm specializing in healthcare and high technology investments which position he has held for more than the last five years. He serves as a director of Allion Healthcare, Inc., a public company. He received his postgraduate radiology training at Harvard Medical School and Massachusetts General Hospital, where he served as Chief Resident. Dr. Schaffer is Clinical Professor of Radiology at the Cornell Medical School.

John Pappajohn, 76. Mr. Pappajohn has been a director of Patient Infosystems since its inception in February 1995, and served as its Secretary and Treasurer from inception through May 1995. Since 1969, Mr. Pappajohn has been the sole owner of Pappajohn Capital Resources, a venture capital firm and President of Equity Dynamics, Inc., a financial consulting firm, both located in Des Moines, Iowa. He serves as a director for the following public companies: Allion Healthcare, Inc., MC Informatics, Inc. and Pace Health Management Systems, Inc.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation for services in all capacities to Patient Infosystems and its subsidiary for each of the fiscal years ended December 31, 2005, 2004 and 2003 for those persons who were at December 31, 2005, (1) the Chief Executive Officer and (2) the other executive officers of Patient Infosystems who received compensation in excess of $100,000 during the fiscal year ended December 31, 2005:

Summary Compensation Table

Long-Term Compensation Awards
Name and Principal Position	Annual Compensation Year Salary Bonus			Securities Underlying Options (#)
Roger L. Chaufournier, President and Chief Executive Officer	2005 2004 2003	$268,790 250,007 219,611	$ - 50,000 25,385	0 400,000 0
Christine St. Andre, Vice President, Chief Operating Officer	2005 2004 2003	$217,258 200,016 184,050	$ - 40,000 22,212	0 200,000 0
Kent A. Tapper, Vice President, Financial Planning	2005 2004 2003	$163,697 127,934 124,154	$ - 30,000 14,913	0 125,000 0

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The following tables set forth certain information regarding unexercised options held by the Chief Executive Officer and the named executive officers of Patient Infosystems at December 31, 2005 and grants of options during 2005 to these individuals. The tables do not give effect to grants of options that occurred after December 31, 2005. For additional information with respect to these grants, see “Stock Option Plan,” below.

Aggregated Option Exercises during 2005

and Option Values on December 31, 2005

	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options at December 31, 2005(#)		Value of unexercised in-the-money options at December 31, 2005($)(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Roger L. Chaufournier			273,332	160,000	$ -	$ -
Christine St. Andre	25,000	$ 50,125	120,000	67,500	$ -	$ -
Kent A. Tapper	3,000	$ 7,000	83,333	50,000	$ -	$ -

No stock options/SAR grants were made to the Chief Executive Officer or the named executive officers of Patient Infosystems during 2005.

Compensation of Directors

Our directors do not receive compensation pursuant to any standard arrangement for their services as directors. All directors are reimbursed for expenses incurred in connection with attending meetings, including travel expenses to such meetings.

Our directors are eligible to participate in the Company’s Stock Option Plan. Pursuant to the Stock Option Plan, non-employee directors of the Company receive a one-time grant of a non-qualified stock option to purchase 36,000 shares of the Company’s Common Stock at an exercise price equal to fair market value per share on the date of their initial election to the Company’s Board of Directors. Such non-qualified stock option vests as to 20% of the option grant on the first anniversary of the grant, and 20% on each subsequent anniversary, is exercisable only during the non-employee director’s term and automatically expires on the date such director’s service terminates. Upon the occurrence of a change of control, as defined in the Stock Option Plan, all outstanding unvested options immediately vest.

Stock Option Plan

Patient Infosystems’ Amended and Restated Stock Option Plan (the “Plan”) was adopted by the Board of Directors and stockholders in 1995 and amended as of December 2004. As of December 2004, up to 3,500,000 shares of Common Stock are authorized and reserved for issuance under the Plan. Under the Plan, options may be granted in the form of incentive stock options (“ISOs”) or non-qualified stock options (“NQOs”) from time to time to salaried employees, officers, directors, director nominees and consultants of Patient Infosystems, as determined by the Compensation Committee of the Board of Directors. The Compensation Committee determines the terms and conditions of options granted under the Plan, including the exercise price. The Plan provides that the Committee must establish an exercise price for ISOs that is not less than the fair market value per share at the date of the grant. However, if

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ISOs are granted to persons owning more than 10% of the voting stock of Patient Infosystems, the Plan provides that the exercise price must not be less than 110% of the fair market value per share at the date of the grant. The Plan also provides for a non-employee director or non-employee director nominee to be entitled to receive a one-time grant of a NQO to purchase 50,000 shares at an exercise price equal to fair market value per share on the date of their initial election to Patient Infosystems’ Board of Directors. Such NQO is exercisable only during the non-employee director’s term and automatically expires on the date such director’s service terminates. Each option, whether an ISO or NQO, must expire within ten years of the date of the grant. No additional options may be granted under the plan after June 1, 2005.

Employment Agreements

As part of, and effective upon, the Merger, Patient Infosystems has entered into employment agreements with Chris Paterson, Glen Spence, Roger Chaufournier, Christine St. Andre and Kent Tapper. The material terms of these agreements are described below.

Chris Paterson

Under the terms of Dr. Paterson’s employment agreement, he is to be employed in the capacity of president and chief executive officer of the Company following the completion of the Merger. His employment agreement has an initial one year term, which automatically renews for additional one-year periods unless earlier terminated by the Company or Dr. Paterson. Dr. Paterson’s base salary under the employment agreement is $250,000 per year, and Dr. Paterson is eligible for a discretionary calendar year bonus in an amount up to 50% of his base salary, subject to his achievement of mutually agreed upon performance goals. In addition, Dr. Paterson is eligible for any other bonus payments as may be awarded by the Company’s board of directors. Dr. Paterson’s options to purchase shares of CCS Consolidated common stock were assumed by the Company at the closing of the Merger, and the vesting of such options was partially accelerated so that one quarter of the shares underlying the options were vested as of the closing of the Merger, with the remainder vesting in 36 equal monthly installments over the next three years. Dr. Paterson is also eligible to receive options to purchase shares of the Company’s common stock under the Company’s stock option plans on the same basis as similarly situated employees. The decision to grant any such options and the terms of such options will be within the discretion of the Company’s board of directors.

In the event that Dr. Paterson’s employment is terminated by the Company “without cause” or by Dr. Paterson for “good reason” (each as defined in his employment agreement), subject to Dr. Paterson’s entering into and not revoking a separation agreement and release in a form acceptable to the Company, Dr. Paterson will be entitled to receive: (i) severance payments equal to his then applicable base salary for a period of twelve months; (ii) a pro rated portion of any annual bonus that he would have received had he remained employed through the calendar year for which the bonus is calculated; and (iii) if he timely elects and remains eligible for continued coverage under COBRA, that portion of the COBRA premiums that the Company was paying prior to the date of termination for as long as he is receiving severance payments under the employment agreement (or until he is eligible for health care coverage under another employer’s plan, whichever period is shorter).

Glen Spence

Under the terms of Mr. Spence’s employment agreement, he is to be employed in the capacity of chief financial officer of the Company following the completion of the Merger. His employment agreement has an initial one year term, which automatically renews for additional one-year periods unless earlier terminated by the Company or Mr. Spence. Mr. Spence’s base salary under the employment agreement is $215,000 per year, and Mr. Spence is eligible for a discretionary calendar year bonus in an

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amount up to 20% of his base salary, subject to his achievement of mutually agreed upon performance goals. In addition, Mr. Spence is eligible for any other bonus payments as may be awarded by the Company’s board of directors. Certain of Mr. Spence’s options to purchase shares of CCS Consolidated common stock were assumed by the Company at the closing of the Merger, and the vesting of such options was partially accelerated so that one quarter of the shares underlying the options were vested as of the closing of the Merger, with the remainder vesting in 36 equal monthly installments over the next three years. Mr. Spence is also eligible to receive options to purchase shares of the Company’s common stock under the Company’s stock option plans on the same basis as similarly situated employees. The decision to grant any such options and the terms of such options will be within the discretion of the Company’s board of directors.

In the event that Mr. Spence’s employment is terminated by the Company “without cause” or by Mr. Spence for “good reason” (each as defined in his employment agreement), subject to Mr. Spence’s entering into and not revoking a separation agreement and release in a form acceptable to the Company, Mr. Spence will be entitled to receive: (i) severance payments equal to his then applicable base salary for a period of six months; (ii) a pro rated portion of any annual bonus that he would have received had he remained employed through the calendar year for which the bonus is calculated; and (iii) if he timely elects and remains eligible for continued coverage under COBRA, that portion of the COBRA premiums that the Company was paying prior to the date of termination for as long as he is receiving severance payments under the employment agreement (or until he is eligible for health care coverage under another employer’s plan, whichever period is shorter).

Roger Chaufournier

Under the terms of Mr. Chaufournier’s employment agreement, he is to be employed in the capacity of President of the Company’s provider improvement subsidiary, reporting to the chief executive officer of the Company, following the completion of the Merger. His employment agreement has an initial one year term, which automatically renews for additional one-year periods unless earlier terminated by the Company or Mr. Chaufournier. Mr. Chaufournier’s base salary under the employment agreement is $262,500 per year, and Mr. Chaufournier is eligible for a calendar year bonus if the Company’s board of directors determines in its sole reasonable discretion that the earnings before charges for interest, taxes, depreciation and amortization (“EBITDA”) for the Company’s provider improvement subsidiary for the year has exceeded $1,000,000, and Mr. Chaufournier remains employed by the Company through the end of the calendar year. If both these conditions are met, Mr. Chaufournier’s bonus shall be equal to a percentage of such EBITDA as follows:

•	12% of the EBITDA of the provider improvement subsidiary over $1,000,000 but less than $2,000,000;

•	18% of the EBITDA of the provider improvement subsidiary over $2,000,000 but less than $3,000,000;

•	24% of the EBITDA of the provider improvement subsidiary over $3,000,000 but less than $4,000,000; and

•	30% of the EBITDA of the provider improvement subsidiary over $4,000,000.

In addition, Mr. Chaufournier is eligible to receive options to purchase shares of the Company’s common stock under the Company’s stock option plans on the same basis as similarly situated

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employees. The decision to grant any such options and the terms of such options will be within the discretion of the Company’s board of directors.

In the event that Mr. Chaufournier’s employment is terminated by the Company “without cause” or by Mr. Chaufournier for “good reason” (each as defined in his employment agreement), subject to Mr. Chaufournier’s entering into and not revoking a separation agreement and release in a form acceptable to the Company, Mr. Chaufournier will be entitled to receive: (i) severance payments equal to his then applicable base salary for a period of twelve months; (ii) a pro rated portion of any annual bonus that he would have received had he remained employed through the calendar year for which the bonus is calculated; and (iii) if he timely elects and remains eligible for continued coverage under COBRA, that portion of the COBRA premiums that the Company was paying prior to the date of termination for as long as he is receiving severance payments under the employment agreement (or until he is eligible for health care coverage under another employer’s plan, whichever period is shorter).

Christine St. Andre

Under the terms of Ms. St. Andre’s employment agreement, she is to be employed in the capacity of Chief Operating Officer of the Company’s provider improvement subsidiary following the completion of the Merger. Her employment agreement has an initial one year term, which automatically renews for additional one-year periods unless earlier terminated by the Company or Ms. St. Andre. Ms. St. Andre’s base salary under the employment agreement is $210,000 per year, and Ms. St. Andre will be eligible for a calendar year bonus if the Company’s board of directors determines in its sole reasonable discretion that the EBITDA for the provider improvement subsidiary for the year has exceeded $1,000,000, and Ms. St. Andre remains employed by the Company through the end of the calendar year. If both these conditions are met, Ms. St. Andre’s bonus shall be equal to a percentage of such EBITDA as follows:

•	8% of the EBITDA of the provider improvement subsidiary over $1,000,000 but less than $2,000,000;

•	12% of the EBITDA of the provider improvement subsidiary over $2,000,000 but less than $3,000,000;

•	16% of the EBITDA of the provider improvement subsidiary over $3,000,000 but less than $4,000,000; and

•	20% of the EBITDA of the provider improvement subsidiary over $4,000,000.

In addition, Ms. St. Andre is eligible to receive options to purchase shares of the Company’s common stock under the Company’s stock option plans on the same basis as similarly situated employees. The decision to grant any such options and the terms of such options will be within the discretion of the Company’s board of directors.

In the event that Ms. St. Andre’s employment is terminated by the Company “without cause” or by Ms. St. Andre for “good reason” (each as defined in her employment agreement), subject to Ms. St. Andre’s entering into and not revoking a separation agreement and release in a form acceptable to the Company, Ms. St. Andre will be entitled to receive: (i) severance payments equal to her then applicable base salary for a period of twelve months; (ii) a pro rated portion of any annual bonus that she would have received had she remained employed through the calendar year for which the bonus is calculated; and (iii) if she timely elects and remains eligible for continued coverage under COBRA, that portion of the COBRA premiums that the Company was paying prior to the date of termination for as long as she is

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receiving severance payments under the employment agreement (or until she is eligible for health care coverage under another employer’s plan, whichever period is shorter).

Kent Tapper

Under the terms of Mr. Tapper’s employment agreement, he is to be employed in the capacity of Vice President of Finance, Sarbanes-Oxley and SEC Compliance, reporting to the chief financial officer of the Company, following the completion of the Merger. His employment agreement has an initial one year term, which automatically renews for additional one-year periods unless earlier terminated by the Company or Mr. Tapper. Mr. Tapper’s base salary under the employment agreement is $175,000 per year, and Mr. Tapper is eligible for any other bonus payments as may be awarded by the Company’s board of directors. In addition, Mr. Tapper is eligible to receive options to purchase shares of the Company’s common stock under the Company’s stock option plans on the same basis as similarly situated employees. The decision to grant any such options and the terms of such options will be within the discretion of the Company’s board of directors. Mr. Tapper will relocate to the Coral Springs, Florida area by the end of July 2006, and the Company has agreed to pay travel and commuting expenses until such relocation is complete and up to $30,000 in relocation costs plus amounts associated with income taxes thereon. In the event that Mr. Tapper terminates his employment with the Company within one year after his relocation to Florida, Mr. Tapper will be required to repay a prorated portion of such relocation costs.

In the event that Mr. Tapper’s employment is terminated by the Company “without cause” or by Mr. Tapper for “good reason” (each as defined in his employment agreement), subject to Mr. Tapper’s entering into and not revoking a separation agreement and release in a form acceptable to the Company, Mr. Tapper will be entitled to receive: (i) severance payments equal to his then applicable base salary for a period of six months; (ii) a pro rated portion of any annual bonus that he would have received had he remained employed through the calendar year for which the bonus is calculated; and (iii) if he timely elects and remains eligible for continued coverage under COBRA, that portion of the COBRA premiums that the Company was paying prior to the date of termination for as long as he is receiving severance payments under the employment agreement (or until he is eligible for health care coverage under another employer’s plan, whichever period is shorter).

Other

Patient Infosystems is discussing the terms and provisions of an employment agreement with each of Ileana Welte, Ann Boughtin and Rex Dendinger II.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 1999, Patient Infosystems established a credit facility for $1,500,000 guaranteed by Derace Schaffer and John Pappajohn, two directors of Patient Infosystems. In March 2000, the facility was increased by $1,000,000 under substantially the same terms, also guaranteed by the same Board members.

On March 28, 2001, Patient Infosystems entered into an Amended and Restated Credit Agreement with Wells Fargo Bank Iowa, N.A. (“Wells Fargo”), which extended the term of Patient Infosystems’ credit facility to March 31, 2002 under substantially the same terms. Dr. Schaffer and Mr. Pappajohn guaranteed this extension.

On March 28, 2002, Wells Fargo extended the term of the credit facility to March 31, 2003 under substantially the same terms. Dr. Schaffer and Mr. Pappajohn also guaranteed this extension.

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On June 28, 2002, Patient Infosystems and Wells Fargo agreed on an addendum to the Amended and Restated Credit Agreement which extends the credit facility by an additional $500,000, increasing the total credit facility to $3,000,000. Mr. Pappajohn and Dr. Schaffer also guaranteed this extended credit facility.

On March 28, 2003, Wells Fargo extended the term of the credit facility to January 2, 2004 under substantially the same terms. Dr. Schaffer and Mr. Pappajohn also guaranteed this extension.

Prior to December 31, 2003, Patient Infosystems had borrowings from Mr. Pappajohn and Dr. Schaffer. At December 31, 2002, such borrowings totaled $5,077,500. Patient Infosystems borrowed an additional $150,000 from these directors during 2003.

On December 31, 2003, Patient Infosystems converted $4,482,500 in debt and $438,099 of accrued interest owed to Mr. Pappajohn and Dr. Schaffer into common stock by issuing 2,928,986 shares of Patient Infosystems’ common stock using a value of $1.68 per common share. Additionally on December 31, 2003, Mr. Pappajohn agreed to convert his remaining debt of $745,000 and accrued interest of $711,110 into 145,611 shares of Patient Infosystems’ Series D Convertible Preferred Stock at a price of $10.00 per preferred share.

Between April 2003 and January 2004, Patient Infosystems issued 840,118 shares of Series D 9% Cumulative Convertible Preferred Stock (“Series D Preferred Stock”) under the terms of the Note and Stock Purchase Agreement dated April 11, 2003 and amended on September 10, 2003. These shares were convertible into common stock at a rate of 10 shares of common stock to 1 share of Series D Preferred Stock. Each share of Series D Preferred Stock had voting rights equivalent to 10 shares of common stock. John Pappajohn and Derace Schaffer, members of the Board of Directors of Patient Infosystems, held 435,233 and 5,318 shares of Series D Preferred Stock, respectively. These shares of Series D Preferred Stock were converted into shares of Common Stock prior to consummation of the Merger.

In January 2004, Patient Infosystems borrowed $200,000 for working capital from Mr. Pappajohn which was repaid in March 2004 using the proceeds of the sale of Patient Infosystems’ common stock. During the three month period ended September 30, 2004, Patient Infosystems borrowed $570,000 of working capital from Mr. Pappajohn which was repaid in September 2004 using the proceeds the increased Wells Fargo line of credit, guaranteed by Mr. Pappajohn.

On December 31, 2003, Patient Infosystems entered into the Third Addendum to the Second Amended and Restated Credit Agreement with Well Fargo Bank Iowa, N.A., which extended the term of the $3,000,000 credit facility to July 31, 2005. Dr. Schaffer and Mr. Pappajohn, directors of Patient Infosystems, guaranteed this extension. In consideration of their guarantees, in February 2004, Patient Infosystems granted to Dr. Schaffer and Mr. Pappajohn warrants to purchase an aggregate of 47,500 shares of Series D Convertible Preferred Stock, which were convertible into an aggregate of 475,000 shares of Patient Infosystems’ common stock for $10.00 per preferred share. Patient Infosystems valued these warrants at $1,085,375 using the Black-Scholes method. The value of these warrants was recorded as unearned debt issuance costs and will be amortized as financing costs over the nineteen month period of the loan guarantee. These warrants were exercised as of September 2005, and 23,089 shares and 15,775 shares of Series D Convertible Preferred Stock were issued to Mr. Pappajohn and Dr. Schaffer, respectively. These shares of Series D Preferred Stock were converted into shares of Common Stock prior to consummation of the Merger.

On September 21, 2004, Patient Infosystems entered into the Fourth Addendum to the Second Amended and Restated Credit Agreement with Well Fargo Bank Iowa, N.A., which increased the amount

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of the credit facility to $7,000,000 and extended the term to July 31, 2006. Dr. Schaffer and Mr. Pappajohn, directors of Patient Infosystems, guaranteed these extensions. In consideration of their guarantees, in September 2004 Patient Infosystems granted to Dr. Schaffer and Mr. Pappajohn warrants to purchase an aggregate of 1,000,000 shares of Patient Infosystems’ common stock for $1.68 per share. Patient Infosystems valued these warrants at $1,416,500 using the Black-Scholes method. The value of these warrants was recorded as unearned debt issuance costs and will be amortized as financing costs over the 23 month period of the loan guarantee. During the year ended December 31, 2004, Patient Infosystems recorded a financing cost of $812,630.

On December 1, 2004, American Caresource Holdings, Inc. entered into a Credit Agreement with Well Fargo Bank Iowa, N.A., which created a secured credit facility of $300,000 until July 31, 2006. Mr. Pappajohn, a director of the both Patient Infosystems and American Caresource Holdings, Inc., guaranteed this credit facility. There was no compensation to Mr. Pappajohn related to this guarantee.

On February 2, 2005, ACS entered into the First Addendum to the Credit Agreement with Wells Fargo Bank Iowa, N.A., which increased the amount of that credit facility to $3,000,000. Dr. Schaffer and Mr. Pappajohn, directors of the both Patient Infosystems and ACS, guaranteed this extension. Also on February 2, 2005, Patient Infosystems entered into the Fifth Addendum to the Second Amended and Restated Credit Agreement with Well Fargo Bank Iowa, N.A., which decreased the amount of this credit facility to $6,000,000. ACS repaid $1,000,000 of debt to Patient Infosystems debt using its credit facility, which Patient Infosystems used to retire $1,000,000 of its credit facility. In consideration of the guarantees, ACS became obligated to issue warrants to purchase 974,950 shares of ACS common stock at the fair market value per share to be established by the ACS Board of Directors based upon an independent appraisal.

On August 9, 2005, ACS entered into the Second Addendum to the Credit Agreement with Wells Fargo Bank, which increased the amount of that credit facility to $4,000,000. Mr. Pappajohn and Dr. Schaffer guaranteed this extension. In consideration of the guarantees, ACS issued warrants to purchase 570,000 shares of ACS common stock, of which warrants to purchase 513,000 shares of ACS common stock were issued to Mr. Pappajohn and Dr. Schaffer, affiliates of the Company, and warrants to purchase 57,000 shares of ACS common stock issued to Matthew Kinley, who also guarantees the credit line. Mr. Kinley is an employee of a company owned by Mr. Pappajohn.

On March 30, 2005, Mr. Pappajohn and Dr. Schaffer signed a letter to Patient Infosystems in which they made a commitment to obtain the operating funds that Patient Infosystems believes would be sufficient to fund its operations through January 1, 2006.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities (who are referred to as "Reporting Persons"), to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based on a review of the copies of reports furnished to the Company, the Company believes that during the year ended December 31, 2005 all filing requirements applicable to its officers, directors and ten percent beneficial owners were met.

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SIGNATURES

In accordance Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PATIENT INFOSYSTEMS, INC.

By:	/s/Chris E. Paterson
Name:	Chris E. Paterson
Title:	President and Chief Executive Officer

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